Return to 8K

EXHIBIT 99.1

COMMERCIAL BANKSHARES, INC.
REPORTS THIRD QUARTER EARNINGS

Miami-based Commercial Bankshares, Inc., (Nasdaq: CLBK), parent of Commercial Bank of Florida, today reported record third quarter 2006 earnings of $3.20 million, a 4% increase over third quarter 2005 earnings of $3.09 million. Diluted earnings per share were $.51 for the third quarter of 2006, as compared to $.49 for the same period in 2005. The third quarter 2006 earnings represent a 1.20% annualized return on average assets and a 14.83% annualized return on average equity.

Results for the nine months ended September 30, 2006 showed earnings of $9.37 million, a 4% increase over earnings for the same nine-month period in 2005 of $9.01 million. Diluted earnings per share were $1.49 for the nine months ending September 30, 2006, as compared to $1.44 for the same period one year ago. Nine-month 2006 earnings represent a 1.20% annualized return on average assets and a 14.95% annualized return on average equity.

The loan portfolio showed outstanding growth, closing the quarter with a net balance of $590 million. This is an increase of 22% from the third quarter 2005 closing balance of $485 million. The allowance for loan losses closed the quarter at $5.9 million, or .99% of total loans. There were no non-performing assets as of September 30, 2006.

Total deposits and repurchase agreements increased 7%, closing the quarter at $968 million, as compared to $901 million one year ago. Total assets increased 8% to $1.06 billion, from $985 million as of September 30, 2005. Capital remains strong, with leverage capital, tier 1 risk-based capital and total risk-based capital ratios of 8.0%, 12.2% and 13.4%, respectively, at September 30, 2006.

"We are pleased with these results, which once again show solid growth and profitability," said Joseph W. Armaly, Chairman and Chief Executive Officer. "Going forward, our talented management team will continue to focus on strong deposit and loan growth, enhanced profitability and shareholder value."

Tax-equivalent net interest income for the third quarter of 2006 increased 6% to $9.2 million, from $8.7 million in the third quarter of 2005. The increase is the result of growth in average earning assets, which have increased 9% to $1.02 billion for the third quarter of 2006 as compared to $936 million for the third quarter of 2005, partially offset by a lower net interest yield. The tax-equivalent net interest yield was 3.59% for the quarter ended September 30, 2006, compared to 3.71% for the same period in 2005. For the nine months ended September 30, 2006, tax-equivalent net interest income increased 5% to $27.1 million from $25.7 million in the same nine-month period one year ago, and the tax-equivalent net interest margin decreased to 3.63% from 3.85% one year ago. The decrease in yield is the result of the Bank's liability sensitive position in a rising interest rate environment.

COMMERCIAL BANKSHARES, INC.
Selected Financial Data
(Dollars in thousands except share information)
(Unaudited)

Financial Highlights:	For the Quarter Ended Sept. 30,		For the Nine Months Ended Sept. 30,	
	2006	2005	2006	2005
Net income	$ 3,195	$ 3,086	$ 9,369	$ 9,012
Net interest income	$ 8,923	$ 8,473	$ 26,290	$ 24,909
Net interest income (FTE)(1)	$ 9,185	$ 8,747	$ 27,065	$ 25,747
Earnings per common share:				
Basic	$ .53	$ .51	$ 1.55	$ 1.51
Diluted	$ .51	$ .49	$ 1.49	$ 1.44
Return on average assets	1.20%	1.25%	1.20%	1.28%
Return on average equity	14.83%	15.44%	14.95%	15.56%
Net interest yield (FTE)(1)	3.59%	3.71%	3.63%	3.85%
Non-interest income	$ 986	$ 640	$ 2,283	$ 1,950
Security gains, net	$ 332	$ 0	$ 423	$ 0
Non-interest expense	$ 4,759	$ 4,390	$ 13,865	$ 13,018
Provision for loan losses	$ 330	$ 30	$ 545	$ 170
Net charge-offs (recoveries)	$ 18	$ (37)	$ 23	$ (40)
Weighted average shares:				
Basic	6,058	6,002	6,044	5,977
Diluted	6,286	6,287	6,283	6,278

(1) Calculated on a fully tax-equivalent basis

Selected Balance Sheet Data:	9/30/2006	9/30/2005
Assets	$1,062,906	$ 985,494
Investment securities avail. for sale	$ 241,385	$ 235,191
Investment securities held to maturity	$ 149,305	$ 150,365
Loans, net	$ 590,004	$ 484,956
Deposits	$ 863,536	$ 826,596
Stockholders' equity	$ 88,110	$ 79,717
Capital ratios:		
Leverage	8.03%	7.79%
Tier 1	12.23%	12.96%
Tier 2	13.42%	14.17%
Book value per common share	$ 14.54	$ 13.28
Shares outstanding	6,058	6,003
Asset Quality:		
Allowance for loan losses	$ 5,923	$ 4,961
Non-performing assets	$ -	$ -
Allowance/total loans	.99%	1.01%
Allowance/non-performing assets	n/a	n/a
Non-performing assets/assets	0%	0%
Quarterly Averages:		
Earning assets	$1,016,042	$ 935,714
Loans	$ 590,625	$ 488,533
Deposits	$ 865,539	$ 822,246
Stockholders' equity	$ 85,484	$ 79,314

Commercial Bankshares, Inc. is the parent company of Commercial Bank of Florida, a state-chartered, FDIC-insured Federal Reserve member bank with $1.1 billion in assets. The Bank operates 14 branches in Miami-Dade and Broward Counties, Florida. The Company's stock is traded on NASDAQ under the symbol CLBK. The Bank's web site is www.commercialbankfl.com

Contact: Barbara E. Reed, Executive Vice President and CFO
Commercial Bankshares, Inc. (305) 267-1200